UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [_] Form 10-K      [_] Form 20-F     [_] Form 11-K    [X] Form 10-Q     [_] Form 10-D     [_] Form N-SAR     [_] N-CSR

For Period Ended: March 31, 2022

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Lifeway Foods, Inc.

Full Name of Registrant:

 Not Applicable

Former Name if Applicable

6431 Oakton Street

Address of Principal Executive Office (Street and Number)

Morton Grove, IL 60053

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Lifeway Foods, Inc. (the "Company") is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q the period ended March 31, 2022 (the “Form 10-Q”). The Company has determined that it is unable to file its Form 10-Q within the prescribed time period provided by the applicable rules of the Securities and Exchange Commission without unreasonable effort and expense.

As previously reported in the Company’s Form 8-K filed May 5, 2022, during the preparation of its financial statements for the year ended December 31, 2021, the Company identified an error in accounting for income taxes. Specifically, in connection with its 2009 acquisition of Fresh Made, Inc., the Company did not record a deferred income tax liability and corresponding increase to goodwill related to the difference in the book and income tax bases for an indefinite-lived brand name intangible asset. The error resulted in a $1.18 million understatement of both deferred income tax liabilities and goodwill of as of January 1, 2020, but had no impact on the Company’s liquidity or cash position.

The Company intends to restate the audited consolidated financial statements for the year ended December 31, 2020, and unaudited consolidated financial statements for the quarterly periods ended March 31, 2020, June 30, 2020, September 30, 2020, March 31, 2021, June 30, 2021, and September 30, 2021 and correct the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as soon as practicable.

The Company is working diligently with its external auditor on this matter.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Eric Hanson	(847)	779-8954
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [_] Yes [X] No – Fiscal Year 2021 Form 10-K

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [__] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements may include, but are not limited to, statements regarding the Company’s intention to restate certain historical financial statements. These statements are based on current expectations on the date of this Form 12b-25 and involve a number of risks and uncertainties that may cause actual results to differ significantly. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

Lifeway Foods, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2022	By:	/s/ Eric Hanson Eric Hanson, Chief Financial Officer

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